=============================================================================
                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549
                                 SCHEDULE 13D
                Under the Securities and Exchange Act of 1834

                               Amendment No. 2

                             Sara Lee Corporation
               ------------------------------------------------
                               (Name of Issuer)

                    Common Stock, par value $.01 per share
                ------------------------------------------------
                        (Title of Class of Securities)

                                  803111103
                ------------------------------------------------
                               (CUSIP Number)

                           Allison Bennington, Esq.
                              ValueAct Capital
                       435 Pacific Avenue, Fourth Floor
                          San Francisco, CA  94133
                               (415) 362-3700
                ------------------------------------------------
                 (Name, address and telephone number of Person
                 Authorized to Receive Notices and Communications)

                         Christopher G. Karras, Esq.
                                 Dechert LLP
                                  Cira Centre
                                2929 Arch Street
                          Philadelphia, PA 19104-2808
                                (215) 994-4000

                                August 25, 2008
                ------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

This information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1834 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
=============================================================================

                                SCHEDULE 13D
--------------------------                          -------------------------
CUSIP NO. 803111103                                             Page 2 of 15
-----------------------------------------------------------------------------
1. NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON (entities only)

   ValueAct Capital Master Fund, L.P.
-----------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                      (b) [ ]
-----------------------------------------------------------------------------
3. SEC USE ONLY

-----------------------------------------------------------------------------
4. SOURCE OF FUNDS (See Instructions)*

   WC*
-----------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                                         [ ]
-----------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

   British Virgin Islands
-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER
                        0
   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY         31,909,567**
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER
                        0
                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        31,909,567**
-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    31,909,567**
-----------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                        [ ]
-----------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    4.5%
-----------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

    PN
-----------------------------------------------------------------------------
*See Item 3
**See Items 2 and 5

                                SCHEDULE 13D
--------------------------                          -------------------------
CUSIP NO. 803111103                                             Page 3 of 15
-----------------------------------------------------------------------------
1. NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON (entities only)

   ValueAct Capital Master Fund III, L.P.
-----------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                      (b) [ ]
-----------------------------------------------------------------------------
3. SEC USE ONLY

-----------------------------------------------------------------------------
4. SOURCE OF FUNDS (See Instructions)*

   WC*
-----------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                                         [ ]
-----------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

   British Virgin Islands
-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER
                        0
   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY         6,305,204**
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER
                        0
                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        6,305,204**
-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    6,305,204**
-----------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                        [ ]
-----------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    Less than 1%
-----------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

    PN
-----------------------------------------------------------------------------
*See Item 3
**See Items 2 and 5

                                SCHEDULE 13D
--------------------------                          -------------------------
CUSIP NO. 803111103                                             Page 4 of 18
----------------------------------------------------------------------------
1. NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON (entities only)

   VA Partners I, LLC
-----------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                      (b) [ ]
-----------------------------------------------------------------------------
3. SEC USE ONLY

-----------------------------------------------------------------------------
4. SOURCE OF FUNDS*

   00*
-----------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                                         [ ]
-----------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

   Delaware
-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER
                        0
   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY         31,909,567**
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER
                        0
                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        31,909,567**
-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    31,909,567**
-----------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                        [ ]
-----------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    4.5%
-----------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

    00 (LLC)
-----------------------------------------------------------------------------
*See Item 3
**See Items 2 and 5

                                SCHEDULE 13D
--------------------------                          -------------------------
CUSIP NO. 803111103                                             Page 5 of 15
----------------------------------------------------------------------------
1. NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON (entities only)

   VA Partners III, LLC
-----------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                      (b) [ ]
-----------------------------------------------------------------------------
3. SEC USE ONLY

-----------------------------------------------------------------------------
4. SOURCE OF FUNDS*

   00*
-----------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                                         [ ]
-----------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

   Delaware
-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER
                        0
   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY         6,305,204**
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER
                        0
                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        6,305,204**
-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    6,305,204**
-----------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                        [ ]
-----------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    Less than 1%
-----------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

    00 (LLC)
-----------------------------------------------------------------------------
*See Item 3
**See Items 2 and 5

                                SCHEDULE 13D
--------------------------                          -------------------------
CUSIP NO. 803111103                                             Page 6 of 15
----------------------------------------------------------------------------
1. NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON (entities only)

   ValueAct Capital Management, L.P.
-----------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                      (b) [ ]
-----------------------------------------------------------------------------
3. SEC USE ONLY

-----------------------------------------------------------------------------
4. SOURCE OF FUNDS*

   00*
-----------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                                         [ ]
-----------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

   Delaware
-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER
                        0
   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY         38,214,771**
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER
                        0
                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        38,214,771**
-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    38,214,771**
-----------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                        [ ]
-----------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    5.4%
-----------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

    PN
-----------------------------------------------------------------------------
*See Item 3
**See Items 2 and 5

                                SCHEDULE 13D
--------------------------                          -------------------------
CUSIP NO. 803111103                                             Page 7 of 15
----------------------------------------------------------------------------
1. NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON (entities only)

   ValueAct Capital Management, LLC
-----------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                      (b) [ ]
-----------------------------------------------------------------------------
3. SEC USE ONLY

-----------------------------------------------------------------------------
4. SOURCE OF FUNDS*

   00*
-----------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                                         [ ]
-----------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

   Delaware
-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER
                        0
   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY         38,214,771**
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER
                        0
                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        38,214,771**
-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    38,214,771**
-----------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                        [ ]
-----------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    5.4%
-----------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

    00 (LLC)
-----------------------------------------------------------------------------
*See Item 3
**See Items 2 and 5

                                SCHEDULE 13D
--------------------------                          -------------------------
CUSIP NO. 803111103                                             Page 8 of 15
-----------------------------------------------------------------------------
1. NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON (entities only)

   ValueAct Holdings, L.P.
---------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                      (b) [ ]
-----------------------------------------------------------------------------
3. SEC USE ONLY

---------------------------------------------------------------------------
4. SOURCE OF FUNDS*

   00*
-----------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                                         [ ]
-----------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

   Delaware
-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER
                        0
   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY         38,214,771**
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER
                        0
                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        38,214,771**
-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    38,214,771**
-----------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                        [ ]
-----------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    5.4%
-----------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

    PN
-----------------------------------------------------------------------------
*See Item 3
**See Items 2 and 5

                                SCHEDULE 13D
--------------------------                          -------------------------
CUSIP NO. 803111103                                             Page 9 of 15
-----------------------------------------------------------------------------
1. NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON (entities only)

   ValueAct Holdings GP, LLC
---------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                      (b) [ ]
-----------------------------------------------------------------------------
3. SEC USE ONLY

-----------------------------------------------------------------------------
4. SOURCE OF FUNDS*

   00*
-----------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
-----------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

   Delaware
-----------------------------------------------------------------------------
                   7.  SOLE VOTING POWER
                        0
   NUMBER OF       ----------------------------------------------------------
   SHARES          8.  SHARED VOTING POWER
   BENEFICIALLY        38,214,771**
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH     9.  SOLE DISPOSITIVE POWER
                        0
                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        38,214,771**
-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    38,214,771**
-----------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                        [ ]
-----------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    5.4%
-----------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

    00 (LLC)
-----------------------------------------------------------------------------
*See Item 3
**See Items 2 and 5

--------------------------                          -------------------------
CUSIP NO. 803111103                                             Page 10 of 15
-----------------------------------------------------------------------------
THE PURPOSE OF THIS AMENDMENT NO. 2 TO SCHEDULE 13D IS TO AMEND THE
OWNERSHIP REPORTS OF THE REPORTING PERSONS AND TO AMEND ITEM 4 (PURPOSE OF TRANSACTION), ITEM?6 (CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER) AND ITEM 7 (MATERIAL TO BE FILED AS EXHIBITS). THE INFORMATION BELOW SUPPLEMENTS THE INFORMATION PREVIOUSLY PROVIDED.

Item 4.     Purpose of Transaction

      On August 25, 2008, the Issuer entered into an Agreement (the "Agreement") with ValueAct Capital Master Fund, L.P. and ValueAct Capital Master Fund III, L.P. (together with their respective affiliates, the "ValueAct Parties"). Pursuant to the terms of the Agreement, in consideration for certain restrictions and limitations to be placed on the ValueAct Parties as more fully described below, the board of directors of the Issuer (the "Board of Directors"), among other things, (i) increased the size of the Board of Directors from ten to eleven directors and filled the resulting vacancy with Jeffrey W. Ubben, chief executive officer, chief investment officer and a founder, of ValueAct Capital, who will serve on the Board of Directors until the 2008 annual meeting of stockholders of the Issuer (the "2008 Annual Meeting") and (ii) agreed to nominate Mr. Ubben for election as a director of the Issuer at the 2008 Annual Meeting. If Mr. Ubben is elected as a director of the Issuer at the 2008 Annual Meeting, he will serve until the Issuer's 2009 annual meeting of stockholders (the "2009 Annual Meeting"), or until his earlier death, resignation, disqualification or removal. Pursuant to the terms of the Agreement, the Issuer shall have no obligation to appoint a replacement nominee for Mr. Ubben in the event he is unable to serve as a director on the Board and shall have no obligation to nominate
Mr. Ubben or any other designee of the ValueAct Parties for election to the Board at the 2009 Annual Meeting. If at any time the ValueAct Parties cease to own more than four and one-half percent (4.5%) of the outstanding voting power of the Issuer, the ValueAct Parties shall promptly cause Mr. Ubben to resign from the Board of Directors.

       Pursuant to the terms of the Agreement, the ValueAct Parties shall (and shall cause their representatives to) vote at all meetings of the Issuer's stockholders (i) for each of the Issuer's nominees for election to the Board and (ii) in any matters proposed by stockholders of the Issuer, in accordance with the recommendation of the Board.

       In consideration for the foregoing, the ValueAct Parties agreed, subject to certain exceptions, that until the date on which the 2009 annual meeting of stockholders of the Issuer (the "2009 annual meeting")is held, the ValueAct Parties will not (and will cause their representatives not to), among other things, (i) acquire any securities of the Issuer or any property, asset or business of the Issuer, if following such acquisition the ValueAct Parties (together with their respective affiliates) would own more than eight percent (8%), in the aggregate, of the then outstanding voting power of the Issuer, (ii) effect or propose any tender or exchange offer, merger, or other extraordinary transaction involving the Issuer, or tender any voting securities of the Issuer into any such tender or exchange offer or vote any voting securities of the Issuer in favor of any such extraordinary transaction, (iii) form, join, encourage, influence, advise or participate in a "group" within the meaning of Section?13(d)(3) of the Securities Exchange Act of 1934, (iv) make, or in any way participate in any solicitation of proxies to vote any securities of the Issuer (other than for a proposal

--------------------------                          -------------------------
CUSIP NO. 803111103                                             Page 11 of 15
-----------------------------------------------------------------------------

supported by the Board) (v) make or be the proponent of any stockholder proposal, (vi) call or seek to call a meeting of stockholders, seek representation on the Board or seek the removal of any member of the Board,
(vii) propose or take action in support of, or make any proposal that constitutes, advising, controlling, influencing or changing the Board or management of the Issuer or a material change in the Issuer's business, capitalization or dividend policy, charter or bylaws, and (viii) other than in a Rule 144 broker transaction, sell, transfer or otherwise dispose of any voting securities of the Issuer to any person who is (or will become upon consummation of such sale, transfer or other disposition) a beneficial owner of five percent (5%) or more of the outstanding voting securities of the Issuer and (ix) enter into hedging or similar transactions with respect to the Issuer's stock.

         Pursuant to the terms of the Agreement, if the Issuer (acting through the Board of Directors) does not nominate Mr. Ubben to stand for re-election as a director at the 2009 Annual Meeting, then the obligations of the ValueAct Parties under the Agreement will terminate upon the earlier of the date on which (i) the Issuer notifies Mr. Ubben that he will not be a nominee for election to the Board at the 2009 Annual Meeting or (ii) the Issuer publicly discloses a list of nominees for election to the Board at the 2009 Annual Meeting which does not include Mr. Ubben.

           The foregoing description of the Agreement is qualified in its entirety by reference to the full text of the Agreement, which is attached hereto as Exhibit (2) and incorporated herein by reference.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

      The information set forth in Item 4 above with respect to the Agreement is incorporated herein by reference.

       Other than as described elsewhere in this Report and as previously reported, the Reporting Persons have no understandings, arrangements, relationships or contracts relating to the Issuer's Common Stock which are required to be described hereunder.

Item 7.     Material to Be Filed as Exhibits

(1)	Joint Filing Agreement.

      (2) Agreement, dated August 25, 2008, by and among Sara Lee Corporation, ValueAct Capital Master Fund, L.P. and ValueAct Capital Master Fund III, L.P., which was previously filed as Exhibit 10.1 to the Issuer's Current Report on Form 8-K with the Securities and Exchange Commission on August 28, 2008 and is incorporated herein by reference.

--------------------------                          -------------------------
CUSIP NO. 803111103                                             Page 12 of 15
-----------------------------------------------------------------------------
                                  SIGNATURE
        After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                              POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below on this Schedule 13D hereby constitutes and appoints Jeffrey W. Ubben, George F. Hamel, Jr., G. Mason Morfit and Allison Bennington, and each of them, with full power to act without the other, his or its true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or it and in his or its name, place and stead, in any and all capacities (until revoked in writing) to sign any and all amendments to this Schedule 13D, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary fully to all intents and purposes as he or it might or could do in person, thereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

                              ValueAct Capital Master Fund L.P., by
                              VA Partners I, LLC, its General Partner

                              By:     /s/  George F. Hamel, Jr.
                                --------------------------------------
Dated:  September 2, 2008      George F. Hamel, Jr., Chief Operating Officer

                              ValueAct Capital Master Fund III L.P., by
                              VA Partners III, LLC, its General Partner

                              By:     /s/  George F. Hamel, Jr.
                                --------------------------------------
Dated:  September 2, 2008      George F. Hamel, Jr., Chief Operating Officer

                              VA Partners I, LLC

                              By:    /s/  George F. Hamel, Jr.
                                --------------------------------------
Dated:  September 2, 2008      George F. Hamel, Jr., Chief Operating Officer


                              VA Partners III, LLC

                              By:    /s/  George F. Hamel, Jr.
                                --------------------------------------
Dated:  September 2, 2008      George F. Hamel, Jr., Chief Operating Officer

--------------------------                          -------------------------
CUSIP NO. 803111103                                             Page 13 of 15
-----------------------------------------------------------------------------

                               ValueAct Capital Management, L.P., by
                               ValueAct Capital Management, LLC its
                               General Partner

                              By:    /s/  George F. Hamel, Jr.
                                --------------------------------------
Dated:  September 2, 2008      George F. Hamel, Jr., Chief Operating Officer


                               ValueAct Capital Management, LLC

                              By:    /s/  George F. Hamel, Jr.
                                --------------------------------------
Dated:  September 2, 2008      George F. Hamel, Jr., Chief Operating Officer


                                ValueAct Holdings, L.P., by
                                ValueAct Holdings GP, LLC, its
                                General Partner

                              By:    /s/  George F. Hamel, Jr.
                                --------------------------------------
Dated:  September 2, 2008      George F. Hamel, Jr., Chief Operating Officer


                                 ValueAct Holdings GP, LLC

                              By:    /s/  George F. Hamel, Jr.
                                --------------------------------------
Dated:  September 2, 2008      George F. Hamel, Jr., Chief Operating Officer

--------------------------                          -------------------------
CUSIP NO. 803111103                                             Page 14 of 15
-----------------------------------------------------------------------------
                                 Exhibit 1

                           JOINT FILING UNDERTAKING

The undersigned parties hereby agree that the Schedule 13D filed herewith (and any amendments thereto) relating to the Common Stock of Sara Lee Corporation is being filed jointly on behalf of each of them with the Securities and Exchange Commission pursuant to Section 13(d) of the Securities Exchange Act of 1834, as amended.

                              ValueAct Capital Master Fund L.P., by
                              VA Partners I, LLC, its General Partner

                              By:     /s/  George F. Hamel, Jr.
                                --------------------------------------
Dated:  September 2, 2008      George F. Hamel, Jr., Chief Operating Officer

                              ValueAct Capital Master Fund III L.P., by
                              VA Partners III, LLC, its General Partner

                              By:     /s/  George F. Hamel, Jr.
                                --------------------------------------
Dated:  September 2, 2008      George F. Hamel, Jr., Chief Operating Officer

                              VA Partners I, LLC

                              By:    /s/  George F. Hamel, Jr.
                                --------------------------------------
Dated:  September 2, 2008      George F. Hamel, Jr., Chief Operating Officer


                              VA Partners III, LLC

                              By:    /s/  George F. Hamel, Jr.
                                --------------------------------------
Dated:  September 2, 2008      George F. Hamel, Jr., Chief Operating Officer


                               ValueAct Capital Management, L.P., by
                               ValueAct Capital Management, LLC its
                               General Partner

                              By:    /s/  George F. Hamel, Jr.
                                --------------------------------------
Dated:  September 2, 2008      George F. Hamel, Jr., Chief Operating Officer


                               ValueAct Capital Management, LLC

                              By:    /s/  George F. Hamel, Jr.
                                --------------------------------------
Dated:  September 2, 2008      George F. Hamel, Jr., Chief Operating Officer

--------------------------                          -------------------------
CUSIP NO. 803111103                                             Page 15 of 15
-----------------------------------------------------------------------------

                                ValueAct Holdings, L.P., by
                                ValueAct Holdings GP, LLC, its
                                General Partner

                              By:    /s/  George F. Hamel, Jr.
                                --------------------------------------
Dated:  September 2, 2008      George F. Hamel, Jr., Chief Operating Officer


                                 ValueAct Holdings GP, LLC

                              By:    /s/  George F. Hamel, Jr.
                                --------------------------------------
Dated:  September 2, 2008      George F. Hamel, Jr., Chief Operating Officer